INFINITY CROSS BORDER ACQUISITION CorpORATION

c/o Infinity-C.S.V.C. Management Ltd.

3 Azrieli Center (Triangle Tower)

42nd Floor, Tel Aviv, Israel, 67023

July 17, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Justin Dobbie

Re:	Infinity Cross Border Acquisition Corporation

Registration Statement on Form S-1 as amended on Form F-1

Filed April 18, 2011, as amended

File No. 333-173575

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Infinity Cross Border Acquisition Corporation (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, July 19, 2012, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Amir Gal-Or
Amir Gal-Or
Co-Chief Executive Officer